UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

InkSure Technologies Inc.
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(Name of Issuer)

Common Stock, $0.01 par value per share
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(Title of Class of Securities)

45727E
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(CUSIP Number)

September 6, 2011
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(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45727E

(1)	NAMES OF REPORTING PERSONS Yaron Meerfeld
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(5) SOLE VOTING POWER 485,594
(6) SHARED VOTING POWER 0
(7) SOLE DISPOSITIVE POWER 485,594
(8) SHARED DISPOSITIVE POWER 0
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 485,594
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.2%
(12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

ITEM 1(a). Name of issuer
InkSure Technologies Inc.

ITEM 1(b). Address of issuer’s principal executive offices:
589 Fifth Avenue, Suite 401, New York, NY, USA

ITEM 2(a). Names of persons filing:
Yaron Meerfeld

ITEM 2(b). Address of principal business or, if none, residence:
3 Yehezkel St. Ramat Gan, 52245 Israel

ITEM 2(c). Citizenship:
Israel

ITEM 2(d). Title of class of securities:
Common Stock, $0.01 par value per share.

ITEM 2(e). CUSIP No.:
45727E

ITEM 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not applicable.

(a)  ☐ Broker or Dealer registered under Section 15 of the Securities Exchange Act of 1934 (the "Act").

(b)  ☐ Bank as defined in Section 3(a)(6) of the Act.

(c)  ☐ Insurance Company as defined in Section 3(a)(19) of the Act.

(d)  ☐ Investment Company registered under Section 8 of the Investment Company Act of 1940.

(e)  ☐ Investment Adviser in accordance with ss.240.13d-1(b)(1)(ii)(E).

(f)  ☐ An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F).

(g) ☐ A Parent Holding Company, in accordance with ss.240.13d-1(b)(1)(ii)(G).

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)  ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

(j)  ☐ A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k) ☐ Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

ITEM 4. Ownership.

(a)	Amount Beneficially Owned: 485,594

(b)	Percent of Class: 1.2%

(c)	Number of shares as to which such person has:

(i) sole power to vote or to direct the vote: 485,594

(ii) shared power to vote or to direct the vote: 0

(iii) sole power to dispose or to direct the disposition of: 485,594

(iv) shared power to dispose or to direct the disposition of: 0

ITEM 5. Ownership of five percent or less of a class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

On August 23, 2011, Issuer and the Reporting Person entered into a stock repurchase agreement, according to which the Issuer repurchased a total of 800,000 shares of its common stock from the Reporting Person. In addition, under the agreement, the Reporting Person forfeited vested stock options to purchase a total of 1,450,000 shares of the Company’s common stock. As a result, upon closing of the stock repurchase agreement, the Reporting Person currently owns only 485,594 shares of common stock of the Issuer, representing 1.2% of the total issued and outstanding stock capital of the Issuer.

ITEM 6. Ownership of more than five percent on behalf of another person.
Not applicable.

ITEM 7. Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.
Not applicable.

ITEM 8. Identification and classification of members of the group.
Not applicable.

ITEM 9. Notice of dissolution of group.
Not applicable.

ITEM 10. Certification.

(a)  Not applicable.

(b)  Not applicable.

(c)  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 7, 2011

By: /s/ Yaron Meerfeld
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Yaron Meerfeld

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).